# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SONIM TECHNOLOGIES INC, CIK 0001178697
CUSIP: 83548F309
Title of class of securities: common stock, $0.001 par value
Address of issuer's principal executive offices: 4445 Eastgate Mall, Suite 200, San Diego, California (CA), 9212
Date of event which requires filing of this statement: 03/31/2025
Amends the filing with accession number 0001493152-22-019850
Filed by CIK 0001932469
Persons authorized to receive notices and communications: Arthur Marcus, Esq., Sichenzia Ross Ference Carmel, 1185 Avenue of the Americas, 31st floor, New York, New York (NY), 10036, 212-930-9700; Richard F. Langan, Jr., Esq., Nixon Peabody LLP, 55 West 46th Street, New York, New York (NY), 10036, (212) 940-3000; Conrad Adkins, Esq., Nixon Peabody LLP, 55 West 46th Street, New York, New York (NY), 10036, (212) 940-3000

## Reporting persons
- AJP Holding Company, LLC (CIK 0001932469): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,946,345; aggregate amount beneficially owned 1,946,345 (33.1% of the class)
  Comment: (1) Beneficial ownership of the shares of common stock owned by AJP Holding Company, LLC are also attributable to (i) Jeffrey Wang, the sole manager of AJP Holding Company, LLC; (ii) Orbic North America, LLC; (iii) Ashima Narula, the sole member and manager of Orbic North America, LLC.; and (iv) Parveen Narula, the Chief Executive Officer of Orbic North America, LLC. and, thus, are reported by more than one Reporting Person pursuant to Rule 13d-3 under the Act. (2) Percentage calculated based on 5,872,548 shares of common stock outstanding on February 21, 2025, as reported in the Form 8-K filed by the Issuer on February 21, 2025.
- Jeffrey Wang: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,946,345; aggregate amount beneficially owned 1,946,345 (33.1% of the class)
  Comment: (1) Beneficial ownership of the shares of common stock owned by AJP Holding Company, LLC are also attributable to: (i) Jeffrey Wang, the sole manager of AJP Holding Company, LLC; (ii) Orbic North America, LLC; (iii) Ashima Narula, the sole member and manager of Orbic North America, LLC.; and (iv) Parveen Narula, the Chief Executive Officer of Orbic North America, LLC., and, thus, are reported by more than one Reporting Person pursuant to Rule 13d-3 under the Act. (2) Percentage calculated based on 5,872,548 shares of common stock outstanding on February 21, 2025, as reported in the Form 8-K filed by the Issuer on February 21, 2025.
- Orbic North America, LLC.: type of reporting person: other (OO); citizenship or place of organization: New York (NY); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,947,345 (33.1% of the class)
  Comment: (1) Beneficial ownership of the shares of common stock owned by AJP Holding Company, LLC are also attributable to: (i) Jeffrey Wang, the sole manager of AJP Holding Company, LLC; (ii) Orbic North America, LLC; (iii) Ashima Narula, the sole member and manager of Orbic North America, LLC.; and (iv) Parveen Narula, the Chief Executive Officer of Orbic North America, LLC., and, thus, are reported by more than one Reporting Person pursuant to Rule 13d-3 under the Act. (2) Percentage calculated based on 5,872,548 shares of common stock outstanding on February 21, 2025, as reported in the Form 8-K filed by the Issuer on February 21, 2025.
- Ashima Narula: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,947,345; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,947,345 (33.1% of the class)
  Comment: (1) Beneficial ownership of the shares of common stock owned by AJP Holding Company, LLC are also attributable to: (i) Jeffrey Wang, the sole manager of AJP Holding Company, LLC; (ii) Orbic North America, LLC; (iii) Ashima Narula, the sole member and manager of Orbic North America, LLC.; and (iv) Parveen Narula, the Chief Executive Officer of Orbic North America, LLC., and, thus, are reported by more than one Reporting Person pursuant to Rule 13d-3 under the Act. (2) Percentage calculated based on 5,872,548 shares of common stock outstanding on February 21, 2025, as reported in the Form 8-K filed by the Issuer on February 21, 2025.
- Parveen Narula: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,947,345; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,947,345 (33.1% of the class)
  Comment: (1) Beneficial ownership of the shares of common stock owned by AJP Holding Company, LLC are also attributable to: (i) Jeffrey Wang, the sole manager of AJP Holding Company, LLC; (ii) Orbic North America, LLC; (iii) Ashima Narula, the sole member and manager of Orbic North America, LLC.; and (iv) Parveen Narula, the Chief Executive Officer of Orbic North America, LLC., and, thus, are reported by more than one Reporting Person pursuant to Rule 13d-3 under the Act. (2) Percentage calculated based on 5,872,548 shares of common stock outstanding on February 21, 2025, as reported in the Form 8-K filed by the Issuer on February 21, 2025.

## Item 1. Security and Issuer
Title of class of securities: common stock, $0.001 par value
Name of issuer: SONIM TECHNOLOGIES INC
Address of issuer's principal executive offices: 4445 Eastgate Mall, Suite 200, San Diego, California (CA), 9212
Comment: Introductory Statement: This Amendment No. 5 (this "Amendment "), being filed by AJP Holding Company, LLC ("AJP"), Jeffrey Wang, Orbic North America, LLC ("Orbic"), Ashima Narula and Parveen Narula, the ("Reporting Persons"), amends and supplements the (i) Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 19, 2022, (ii) the Amendment No. 1 to Schedule 13D filed with the SEC on October 25, 2022, (iii) the Amendment No. 2 to the Schedule 13D filed with the SEC on January 17, 2025, (iv) the Amendment No. 3 to the Schedule 13D filed with the SEC on March 18, 2025 and (v) the Amendment No. 4 to the Schedule 13D filed with the SEC on March 24, 2025 (collectively, the "Schedule 13D"). This Schedule 13D relates to the shares of common stock (the "Common Stock") of Sonim Technologies Inc., a Delaware corporation (the "Issuer"). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D, as amended. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On March 31, 2025, Orbic submitted to the Issuer's Board of Directors, a non-binding proposal (the "Proposal") to acquire the Issuer in a business combination in which the Issuer's stockholders would receive a cash purchase price of $4.00 per share. The Proposal is subject to the terms and conditions as described therein. The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the full text of such proposal attached hereto as Exhibit 99.1, which is incorporated herein by reference.

On March 31, 2025, Orbic, as a record holder of shares of the Issuer, submitted a books and records demand (the "Books and Records Demand") pursuant to Section 220 of the Delaware General Corporation Law (the "DGCL") and the common law of the State of Delaware to the Issuer seeking to, among other things, review certain books and records of the Issuer in connection with Orbic's interests as a stockholder, including matters in connection with the 2025 annual meeting of stockholders of the Issuer, including the election of directors and other matters that may come before such annual meeting. A copy of the Books and Record Demand is attached hereto as Exhibit 99.2, which is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Letter to Sonim Technologies, Inc. Board of Directors, dated March 31, 2025.

Exhibit 99.2 Section 220 Demand, dated March 31, 2025.

Exhibit 99.3 Joint Filing Agreement among the Reporting Persons dated March 18, 2025.

## Signatures
- AJP Holding Company, LLC: /s/ Jeffrey Wang, Jeffrey Wang, Manager (03/31/2025)
- Jeffrey Wang: /s/ Jeffrey Wang, Jeffrey Wang, Individual (03/31/2025)
- Orbic North America, LLC.: /s/ Parveen Narula, Parveen Narula, Chief Executive Officer (03/31/2025)
- Ashima Narula: /s/ Ashima Narula, Ashima Narula, Individual (03/31/2025)
- Parveen Narula: /s/ Parveen Narula, Parveen Narula, Individual (03/31/2025)